The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

June 8, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:	Pediatric Prosthetics, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 30, 2007
File No. 333-140554

Dear Mr. Franker:

In response to your comment letter dated June 1, 2007, Pediatric Prosthetics, Inc. (the “Company,” “Pediatric,” “we,” and “us”) has the following responses:

1.  We note your response to comment 16 of our letter dated March 15, 2007. Your response indicates that you were engaged in a continuous, on-going offering of the convertible notes at the time the registration statement was initially filed without addressing whether the requirements of a valid PIPE offering, as set forth in Securities Act Sections paragraph 3S(b) to the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, have been satisfied. Please provide us with a detailed legal analysis addressing each factor identified in paragraph 3S(b) or, alternatively, withdraw your registration statement. If you withdraw this registration statement, you may file a new registration statement registering the resale of shares underlying the convertible notes that have already been issued or that will be issued in accordance with the terms of paragraph 3S(b) with respect to completed transactions

RESPONSE:

We believe that the sale of the Convertible Notes of Pediatric to the Purchasers (as defined in the Registration Statement) is analogous to the offering described in paragraph 3S(b) to the March 1999 supplement to the Commission’s Manual of Publicly Available Telephone Interpretations and therefore represents a valid PIPE offering. The Staff’s position in the telephone interpretation is as follows:

“the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The facts underlying Pediatric’s registration of the shares of common stock issuable in connection with the conversion of the Convertible Notes satisfies the Staff’s position in the telephone interpretation for the following reasons:

•	Pediatric completed a Section 4(2) exempt sale of convertible securities pursuant to Rule 506 of the Securities Act;

•
The Purchasers made their investment decision and assumed the market risk associated with the purchase of all three tranches representing $1,500,000 of Convertible Notes at the time of the original closing of the May 30, 2006 Securities Purchase Agreement (the “Closing”), well in advance of the filing of the Registration Statement, which occurred in February 2007, and as stated below, the purchase of the three tranches of Convertible Notes was not within the control of the Purchasers;

•
The Purchasers have been irrevocably bound to purchase a fixed amount of Convertible Notes $1,500,000 in aggregate ($600,000 in the first tranche, $400,000 in the second tranche, and $500,000 in the third tranche), which was/is not based on the market price of Pediatric’s common stock or a fluctuating ratio, of which two of the three tranches have been purchased to date, and the third tranche is to occur within a short time after the time of effectiveness of the Registration Statement, as allowed by the telephone interpretation; and

•
There are no conditions to the closing of the sale of the third tranche of the Convertible Notes (and have been no conditions to the closing of the prior two tranches) which are within the control of the Purchasers or which the Purchasers can cause to not be satisfied, as the only requirement to the sale of the third tranche of Convertible Notes is that the Registration Statement be declared effective with the Commission, which is outside of the control of the Purchasers. Similarly the purchase of the first tranche of notes occurred simultaneously with the Closing and the purchase of the second tranche occurred upon the filing of the initial Registration Statement, which was outside of the control of the Purchasers.

Finally, as stated in our April 27, 2007, response letter, Pediatric is only registering shares of common stock issuable in connection with the conversion of previously outstanding Convertible Notes (shares issuable in connection with the conversion of the first and second tranches of Convertible Notes) and as such, while we believe the sale of the Convertible Notes to the Purchasers is directly analogous to the situation described in the telephone interpretation (as described above), we do not believe that such telephone interpretation is controlling, as the Convertible Notes, which the shares are being registered in connection with, are already outstanding.

2.  Please update your financial statements to include information for the period ended March 31, 2007, as reflected on your Form 10-QSB filed May 15, 2007.
See Regulation S-B, Item 310(g).

RESPONSE:

We have updated the amended registration statement with the financial statements and results of operations for the period ended March 31, 2007.

3.  We note your response to comment 10 of our letter dated March 15, 2007. Please obtain the information requested with respect to short sales by the selling shareholders.

The Purchasers have verified to Pediatric that none of the Purchasers have or have ever had an existing short position in Pediatric’s common.

4.  We note your response to comment 12 of our letter dated March 15, 2007, as well as your discussion of the Second Waiver of Rights Agreement beginning on page 40. Please expand your discussion of the waiver’s material terms to disclose how you calculated the number of shares underlying the convertible notes to register for resale.

RESPONSE:

We have added a description of the calculation of the 9,356,392 shares of common stock which Pediatric agreed to register pursuant to the Second Waiver of Rights Agreement as you have requested, which additional description reads as follows:

“The 9,356,392 shares of common stock we are required to register pursuant to the Second Waiver is equal to the amount remaining after calculating approximately 30% of our then public float (17,909,961 shares, with our public float equal to approximately 58,866,538 shares as of the date of the Second Waiver), and subtracting the 8,553,569 shares of common stock held by other shareholders, which were being registered in this Registration Statement, which gave us a total of 9,356,392 shares available to be registered for the Purchasers. Because we believe that the registration of shares totaling only approximately 30% of our public float clearly does not represent a primary offering of our securities, we and the Purchasers believe that the registration of only 9,356,392 shares underlying the Notes would expedite the review and effectiveness of this Registration Statement.”

Summary of the Offering

5.  We note your disclosure of the number of shares outstanding after the offering assuming full conversion of the securities overriding the shares of common stock being registered for resale pursuant to your amended registration statement. To facilitate shareholder understanding of the large number of shares of common stock issuable upon conversion of your presently outstanding convertible securities, please expand your disclosure to also discuss the number of shares of common stock that would be outstanding if such convertible securities were fully converted.

RESPONSE:

We have amended the Summary Table of information in the amended Registration Statement to add a line item relating to the total number of shares of common stock issuable in connection with the full conversion of the Convertible Notes and a line item relating to the total number of outstanding shares, assuming the full conversion of the Convertible Notes, as follows:

Common Stock Issuable in Connection With the Full Conversion of $1,500,000 in Convertible Notes (of which $1,000,000 have been sold to date):
37,500,000 shares* (this amount assumes the conversion of the entire amount of the $1,500,000 in Debentures which the Purchasers have agreed to purchase ($1,000,000 of which have been sold to date) and includes all of the shares of common stock registered herein on the Purchaser’s behalf, as well as the additional shares of common stock issuable in connection with the conversion of the Debentures which are not being registered herein.

* based on a Conversion Price (as defined below) of approximately $0.04 as of June 7, 2007.

Common Stock Outstanding Assuming the Conversion of the Entire Amount of the Purchasers $1,500,000 in Convertible Notes (of which $1,000,000 has been sold to date, and $500,000 of which the Purchasers have agreed to purchase) into shares of our Common Stock, as well as Shares of Common Stock Being Registered Herein:

145,632,031 shares (which amount includes 7,857,142 shares of common stock issuable in connection with the conversion of convertible notes and exercise of warrants being registered herein for parties other than the Purchasers, and 37,500,000 shares*, representing the total number of shares of common stock issuable in connection with the conversion of the Debentures by the Purchasers, of which only 9,356,392 shares are being registered in connection with herein).

* based on a Conversion Price (as defined below) of approximately $0.04 as of June 7, 2007.

Liquidity and Capital Resources

6.  We note your response to comment 4 of our letter dated March 15, 2007. Please briefly expand your discussion of the legal fees paid in connection with the first closing to disclose the nature of the activities performed by “certain companies working on the Purchasers’ behalf.” Additionally, please list the amounts paid as legal fees to your counsel and the Purchasers’ counsel, respectively.

RESPONSE:

We have expanded the description of the legal fees as you have requested to state:

* Which amount includes funds paid by the Company to its legal counsel and independent auditor in connection with its reporting requirements and the drafting and review of this Registration Statement and the financial statements contained herein. Specifically, the legal fees listed in the table above include fees associated with the review and revision of the closing documents, notes and agreements in connection with the funding transactions; the drafting of ancillary documents in connection with the closing, including but not limited to board minutes and certifications requested by the Purchasers; fees billed in connection with the preparation and revision of Reports on Form 8-K’s to report the transactions, as well as fees billed in connection with advising us on the funding transaction as a whole by our legal counsel.”;

and clarified that the “certain companies working on the Purchasers’ behalf” referred to only one company, “affiliated with the Purchasers, which drafted closing documents in connection with the May 2006 closing.”

7.  We note your statement that “[o]ther than the payments described above, we do not anticipate having to pay any additional money . . . other than amounts we may choose to prepay on the Notes . . . .“ Other than the specific costs discussed in this paragraph, however, we arc unable to locate a discussion of other costs that will be incurred in conjunction with the third closing. We also note that you disclose intended uses for only $410,000 of the $500,000 gross proceeds from the tranche of notes to be sold at the third closing and that you refer to “the payment of expenses” of the financing on page 57 as well as a reduction in proceeds due to “fees paid to the lending source” on page 58. Please revise to list all anticipated costs or, if all such costs are already disclosed, delete this reference to other payments.

RESPONSE:

The reference to “the payments described above” referred to the closing costs associated with the First and Second Tranches, and the following added disclosures have been added to the paragraph you referenced to make that reference clear (bolded and underlined text is new):

“Other than the payments already paid to the Purchasers in connection with the first and second tranche, described above, we do not anticipate having to pay any additional money, other than approximately $5,000 in closing costs associated with the final funding tranche and $9,000 to our finder OTC Financial Network, out of the funds we will receive from the final funding tranche, to the Purchasers or any entities associated with the Purchasers. However, we may choose to prepay interest and/or principal on the Notes pursuant to the terms of the Notes in the future. We have not however paid any of the accrued interest on the Convertible Notes to date, and although we have not been requested to pay such interest by the Purchasers to date, we may choose to pay such accrued interest out of the funds we receive from the third funding tranche.”

We have also added a line item in the breakdown of the uses of the $500,000 funding tranche relating to legal and accounting fees and have increased the amount of funds available for working capital, so that such amounts total $500,000, and the table reads as follows:

o	$50,000 - Repayment of a stockholder loan;
o	$10,000 - Inventory for our prosthetics operations;
o	$60,000 - Equipment and building improvements;
o	$200,000 - Promotional, marketing and travel costs associated with our increased marketing campaign;

o	$45,000 - Legal and accounting fees associated with this Registration Statement and our ongoing public reporting costs with the Commission;
o	$14,000 - Closing costs and finders fees in connection with the funding; and
o
$121,000- General working capital, including certain amounts for officers and directors salaries, rent and office expenses, of which a portion may be used to pay accrued interest on the Convertible Notes. We have not paid any of the accrued interest on the Convertible Notes to date, and have not been requested to pay such interest by the Purchasers to date.

Finally, we have revised the disclosure regarding “the payment of expenses” and “fees paid to the lending source” to clarify that such fees were the ones described in the table above, and that the main risk to Pediatric regarding such expenses is that the amount of legal and accounting fees will increase substantially with Pediatric’s potential need to file amendments to its Registration Statement before gaining effectiveness of such registration statement, which revised disclosure reads as follows (bolded and underlined words are new):

“However, investors should keep in mind that any amounts of funding we receive pursuant to the Convertible Debentures will be reduced by the fees and expenses described in the table above in connection with the funding, and may be further reduced by additional legal and accounting costs associated with our need to file amendments to and obtain effectiveness of this Form SB-2 Registration Statement.”

Shares Available for Future Sale

8.  Please revise to clarify whether the 47,601,059 shares of common stock that will be subject to Rule 144 following effectiveness of the registration statement are presently outstanding or whether they are maximum number of shares issuable upon conversion of the issued convertible notes and exercise of the issued warrants.

RESPONSE:

We have clarified as you have requested that the 47,601,059 shares of common stock are currently outstanding, and the paragraph in question currently reads as follows (bold and underlined information is new):

“Upon the effectiveness of this Registration Statement, there will be approximately 49,601,059 shares of our common stock which will be subject to the resale provisions of Rule 144, which shares are currently outstanding to date, which assumes that no additional shares are sold utilizing Rule 144 and assumes that the Purchasers never convert an amount of the Debentures and/or exercise an amount of the Warrants, which would result in any such Purchaser being deemed an affiliate of us, and therefore subject to the volume limitations described below. Sales of shares of common stock in the public markets may have an adverse effect on prevailing market prices for the common stock.”

Undertakings
9.  We note your response to comment 19 of our letter dated March 15, 2007. Please revise to delete the undertaking in paragraph 4, which is only required by Item 512(a)(4) of Regulation S-B for registrants engaged in a primary offering of securities.

RESPONSE:

We have deleted the undertaking in paragraph 4 as you have requested.

10.  Please also review the representations requested on page 9 of our letter dated March 15, 2007, and provide these representations in the form requested.

RESPONSE:

Please see the attached representation from Pediatric’s management regarding the representations you have requested.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate